FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

12th June, 2008

File no. 0-17630

Holding(s) in Company

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

Standard Form
TR-1: N
otifications of Major Interests in Shares

1.

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
CRH plc

2.

Reason for the notification
(
please place an X inside the
appropriate
bracket
/s
):

[ X ]
An acquisition or disposal of voting rights

[    ]
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[    ]
An event changing the breakdown of voting rights

[    ]
Other (please specify)

3.

Full
name of person(s) subject to
 notification obligation:

FMR LLC and F
IL
Limited
and their direct subsidiaries

4. Full name of shareholder(s)
(if different from 3)

5.

Date of transaction
(
and date on which the threshold is crossed or reached
)
:

10
th
 June
 2008

6.

Date on which issuer notified:

12
th
 June
 2008

7.

Threshold(s) that is/are crossed or reached:

3
%

8. Notified
D
etails:

A: Voting rights attached to shares

Class/type of shares ( if possible us e ISIN CODE )	Situation previous to the t riggering transaction
	Number of shares	Number of voting r ights
Ordinary Shares (IE0001827041)	16, 292,010	16, 292,010

	Resulting situation after the triggering transaction
Class/type of shares ( if possible us e ISIN CODE )	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	15,904,574		15,904,574		2.96%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration d ate	Exercise/ c onversion period/ d ate	Number of voting rights that may be acquired ( if the ins trument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
15,904,574	15,904,574	2.96%

9.

Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively
    held, if applicable
:

See attached schedule
 received from Fidelity
.

10. In case of p
roxy
v
oting:

FMR LLC and
FIL
 Limited will acquire to hold
387,436
 voting rights as of
10
th
 June
 2008.

1
1
. Additional information:

None

1
2
. Contact name:

 Angela Malone

Company Secretary

1
3
. Contact telephone number:

+353 1 634 4340

SCHEDULE

TO TR-1 FORM
  -
RECEIVED FROM FIDELITY

Issuer name
                                           CRH plc
Current ownership percentage
           2.9
6
%
Total shares held

15,904,574
Issued share capital

536,699,501

Shares held	Nominee	Management Company
FIL Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC).
61,294	Bank of New York	FMRCO
143,300	Bank of New York	FMTC
456,817	Bank of New York Brussels	FIL
32,500	Bank of New York Brussels	FPM
13,600	Bank of New York Europe LDN	FIL
60,703	Bermuda Trust Far East HK	FIMHK
98,500	BNP Paribas, Paris	FIL
71,100	BNP Paribas, Paris (C)	FIL
2,257,056	Brown Bros Harriman Ltd Lux	FIL
378,551	Brown Brothers Harriman and Co	FIJ
12,000	Brown Brothers Harriman and Co	FIL
254,701	Brown Brothers Harriman and Co	FMRCO
439,600	CDC Finance	FIGEST
31,900	Chase Manhttn BK AG Frnkfrt (s)	FPM
38	Dexia Privatbank	FPM
464,585	HSBC Bank Plc	FIL
5,100	HSBC Trinkaus Und Burkh AG	FIL
4,662	ING Luxembourg	FIL
4,601,488	JP Morgan Chase Bank	FMRCO
15,100	JP Morgan Chase Bank	FMTC
175,300 828,040	JP Morgan, Bournemouth JP Morgan, Bournemouth	FII FIL
3,293,317	JP Morgan, Bournemouth	FISL
337,400	JP Morgan, Bournemouth	FPM
18,332 71,746	Master Trust Bank of Japan Mellon Bank N.A.	FIJ FIL
49,300	Mellon Bank N.A.	FMRCO
117,843	Mellon Bank N.A.	FMTC
15,160	Nomura Trust and Banking	FIJ
5,300	Norddeutsche Landersbank	FIL
10,400	Northern Trust Co	FIL
67,300	Northern Trust Co	FMRCO
62,300	Northern Trust Co	FMTC
47,500	Northern Trust London	FIL
32,100	Northern Trust London	FMRCO
76,400	Northern Trust London	FPM
12,600	State Str Bk and Tr Co Lndn (s	FIL
516,778	State Str Bk and Tr Co Lndn (s	FPM
141,500	State Street Bank and Tr Co	FICL
5,310	State Street Bank and Tr Co	FMR
113,714	State Street Bank and Tr Co	FMRCO
223,365	State Street Bank and Tr Co	FMTC
6,400	State Street Bank and Tr Co	PTC
38,300	State Street Hong Kong	FIA(K)L
84	N/A	N/A
80,993	Morgan Stanley London	FIL
17,900	BNP Paribas Frankfurt	FPM
17,500 4,700 22,900 92,197	CDC Finance – CDC Ixis State Street Bank and TR Co LNDN BNP Paribas UK Kas Bank NV	FIL FIL FIL FIL

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 12th June, 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director